

Comunitario Coffee LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.00%

Target Raise Amount: $124,000

Offering End Date: January 2, 2023

Repayment Period: 4 years (48 months)

Minimum Raise Amount: $20,000

Company Details:

Name: Comunitario Coffee LLC

Founded: October 16, 2018

Address: 6522 7th Place NW
Washington, DC 20012

Industry: Limited-Service Restaurants

Employees: 8

Website: https://www.lacoopcoffee.com/

Use of Funds Allocation:

If the maximum raise is met:

$124,000 (100.00%) – of the proceeds will go towards working capital - new location buildout

Social:

Instagram: 6,756 Followers



Business Metrics:

	FY21	FY22	YTD 9/30/2023
Total Assets	$227,977	$106,444	$99,079
Cash & Cash Equivalents	$127,628	$68,091	$29,773
Accounts Receivable	$0	$0	$365
Short-term Debt	$61,789	$67,019	$59,656
Long-term Debt	$0	$0	$0
Revenue	$639,474	$578,162	$450,790
Cost of Goods Sold	$219,242	$207,990	$156,216
Taxes	$0	$0	$0
Net Income	$82,317	$10,470	-$32,050

Recognition:

Comunitario Coffee LLC (DBA La Coop Coffee) was born from a simple yet powerful idea - to create a coffee brand that not only delivers exceptional flavors but also values the communities it serves. We are committed to sourcing the finest beans through sustainable and ethical practices, ensuring that every sip you take reflects the love and care put into each step of the process.

About:

Comunitario Coffee LLC (DBA La Coop Coffee) makes sustainable, high-quality Guatemalan coffee with a strong focus on empowering farmers and investing in the health and education of their families and communities. They aim to impact the coffee industry sustainably, particularly by empowering the most vulnerable value chain sector.

For more information, contact our Customer Support Team at support@thesmbx.com

